Exhibit 2
                                    ---------

                                   Complaint


Jonathan D. Schiller, DC Bar No. 185496
Jonathan Sherman, DC Bar No. 468539
Jack A. Simms, DC Bar. No. 501921
BOIES, SCHILLER & FLEXNER LLP
5301 Wisconsin Avenue, NW
Washington, D.C. 20015
Telephone:  (202) 237-2727
Fax: (202) 237-6131

Richard J. Pocker, NV Bar No. 3568
BOIES, SCHILLER & FLEXNER LLP
300 South Fourth Street
Suite 800
Las Vegas, NV 89101
Telephone: (702) 382-7300
Fax:  (702) 382-2755

Attorneys for Plaintiffs

                          UNITED STATES DISTRICT COURT
                               DISTRICT OF NEVADA

--------------------------------------------

D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.; LC
CAPITAL MASTER FUND, LTD; LC CAPITAL /
CAPITAL Z SPV, LP; MAGTEN ASSET                   Case No.  ______________
MANAGEMENT CORP; MERCURY REAL
ESTATE SECURITIES FUND LP; MERCURY
REAL ESTATE SECURITIES OFFSHORE FUND
LIMITED; BLACK HORSE CAPITAL LP; BLACK
HORSE CAPITAL (QP) LP; BLACK HORSE                COMPLAINT
CAPITAL OFFSHORE LTD; and PLAINFIELD              ---------
SPECIAL SITUATIONS MASTER FUND
LIMITED;

                         Plaintiffs,

     -vs.-

ARCHON CORPORATION,

                         Defendant.

--------------------------------------------

     Plaintiffs D. E. Shaw Laminar Portfolios, L.L.C., LC Capital Master Fund, Ltd., LC Capital / Capital Z SPV, LP, Magten Asset Management Corp, Mercury Real Estate Securities Fund LP, Mercury Real Estate Securities Offshore Fund Limited, Black Horse Capital LP, Black Horse Capital (QP) LP, Black Horse Capital Offshore Ltd. and Plainfield Special Situations Master Fund Limited (together, the "Plaintiffs"), by and through their attorneys, Boies, Schiller and Flexner LLP, allege the following as and for their complaint against defendant Archon Corporation ("Archon" or "Defendant"):

                             JURISDICTION AND VENUE
                             ----------------------

     1. This Court has jurisdiction of this matter under 28 U.S.C. ss. 1332(a), as complete diversity of citizenship exists among the parties and the amount in controversy exceeds the sum of $75,000, exclusive of interest and costs.

     2. This Court has personal jurisdiction over the Defendant named herein because the Defendant is a corporation organized under the laws of the State of Nevada with its principal place of business in Nevada.

     3. Venue is proper in the District of Nevada pursuant to 28 U.S.C. ss. 1391 because the Defendant was formed under the laws of Nevada and has its principal place of business in Nevada, and because a substantial portion of the transactions and wrongs complained of herein occurred in Nevada.

                              STATEMENT OF THE CASE
                              ---------------------

     4. Defendant Archon has unilaterally altered express terms of an agreement by failing to properly calculate compounding dividends with respect to shares of Archon preferred stock. Despite the agreement, Archon has calculated non-compounding -- i.e., "simple" dividends -- a calculation that runs contrary to the language of the agreement and substantially undervalues shares of Archon's preferred stock. Plaintiffs are shareholders of Archon's preferred stock. Archon's improper calculation of non-compounding dividends undervalues Plaintiffs' aggregate preferred shares by more than $7 million.

     5. Archon is controlled by CEO and Chairman Paul Lowden. Lowden holds nearly 75% of Archon common shares. As a result of Archon's breaches of the agreement with respect to the preferred shares, Lowden is positioned to achieve -- personally -- a net benefit of more than $8.5 million dollars.

     6. The law, however, does not permit Archon to avoid its contractual obligations through its improper calculations; controlling shareholder Lowden should not be -- and is not -- permitted the attendant personal windfall. Plaintiffs therefore bring this action against Archon for breach of the agreement governing the preferred shares, anticipatory breach of that same agreement and to obtain a judgment declaring that Archon is obligated under its agreement with plaintiffs to provide for calculation of compounding accrued and unpaid dividends with respect to the preferred shares.

                                     PARTIES
                                     -------

     7. Plaintiff D. E. Shaw Laminar Portfolios, L.L.C. ("Laminar"), is a limited liability company focusing primarily on credit opportunities related to investment strategies and is organized under the laws of the State of Delaware with its principal place of business in New York. As of the date of this Complaint, Laminar holds 707,550 shares of Exchangeable Preferred Stock, as that term is defined below.

     8. Plaintiff LC Capital Master Fund, Ltd. ("LC Master Fund") is a Cayman Island exempted company with its principal place of business in the Cayman Islands.

     9. Plaintiff LC Capital / Capital Z SPV, LP is a Delaware Limited Partnership with its principal place of business in New York. As of the date of this Complaint, LC Master Fund and LC Capital / Capital Z SPV, LP hold, in the aggregate, 171,776 shares of Exchangeable Preferred Stock, as that term is defined below.

     10. Plaintiff Magten Asset Management Corp. ("Magten"), a corporation, is an asset management company organized under the laws of the State of Delaware with its principal place of business in New York. As of the date of this Complaint, Magten holds 390,720 shares of Exchangeable Preferred Stock, as that term is defined below.

     11. Plaintiff Mercury Real Estate Securities Fund LP ("Mercury Fund") is a Delaware limited partnership, the general partner of which is Mercury Mayfair LLC, a Delaware limited liability company with its principal place of business in Fairfield County, Connecticut. The members of Mercury Mayfair LLC reside in Fairfield County, Connecticut.

     12. Plaintiff Mercury Real Estate Securities Offshore Fund Limited ("Mercury Offshore") is a British Virgin Islands company with its registered office at Tortola, British Virgin Islands. The investment advisor for Mercury Offshore is Mercury Real Estate Advisors LLC, a Delaware limited liability company the sole members of which are residents of Fairfield County, Connecticut. As of the date of the Complaint, Mercury Offshore and Mercury Fund (together, "Mercury") hold, in the aggregate, 419,468 shares of the Exchangeable Preferred Stock, as that term is defined below.

     13. Plaintiffs Black Horse Capital LP and Black Horse Capital (QP) LP are limited partnerships organized in Delaware with their principal places of business in Charlotte, North Carolina.

     14. Plaintiff Black Horse Capital Offshore Ltd. is a corporation organized in the Cayman Islands with its principal place of business in the Cayman Islands. As of the date of the Complaint, Black Horse Capital LP, Black Horse Capital (QP) LP, and Black Horse Capital Offshore Ltd. (together "Black Horse") hold, in the aggregate, 153,751 shares of Exchangeable Preferred Stock, as that term is defined below.

     15. Plaintiff Plainfield Special Situations Master Fund Limited ("Plainfield"), a Cayman Islands exempt company with its principal place of business in the Cayman Islands, is a private fund managed by Plainfield Asset Management LLC. As of the date of this Complaint, Plainfield holds 254,546 shares of Exchangeable Preferred Stock, as that term is defined below.

     16. Defendant Archon Corporation is a corporation organized under the laws of the State of Nevada with its principal place of business in Nevada.

                                 RELEVANT FACTS
                                 --------------

                    Ownership of Exchangeable Preferred Stock

     17. On or about September 30, 1993, Archon (then known as "Sahara Gaming Corporation") filed its Certificate of Designation (the "Certificate") of the Exchangeable Redeemable Preferred Stock of Archon with the Secretary of State of the State of Nevada. A true and correct copy of the Certificate is attached hereto as Exhibit A.

     18. The Certificate authorized Archon to issue the Exchangeable Redeemable Preferred Stock (the "Exchangeable Preferred Stock"). See Ex. A.

     19. According to Archon's definitive proxy statement (the "Proxy Statement") filed on June 1, 2007, with the Securities and Exchange Commission, as of May 11, 2007, there were 4,413,777 shares of Exchangeable Preferred Stock issued and outstanding. Further, according to the Proxy Statement, as of May 1, 2007, Paul Lowden, Chairman and CEO of Archon owned 18.4% of the Exchangeable Preferred Stock and 74.7% of Archon's common stock.

     20. Plaintiffs collectively hold 2,097,811 shares of the Exchangeable Preferred Stock, which, based on the number of shares of Exchangeable Preferred Stock issued and outstanding as of May 11, 2007 set forth in the Proxy Statement, amounts to approximately: (i) 47% of all such shares issued and outstanding; and (ii) 57% of all such shares not owned by Paul Lowden.

     The Certificate of Designation Governs the Exchangeable Preferred Stock

     21. Paragraph 2 of the Certificate provides for payment to holders of Exchangeable Preferred Stock of cumulative and compounding cash dividends calculated as follows (the "Dividend Calculation Provision"): "a rate per annum per share (the "Dividend Rate") initially set at 8% of (i) $2.14 plus (ii) accrued but unpaid dividends as to which a Dividend Payment Date has occurred." Ex. A at P. 2(a). (emphasis added). Dividends accrue from the date of issuance and are payable semi-annually (each semi-annual dividend period is defined in the Certificate as a "Dividend Period") in arrears on March 31 and September 30 of each year (or if any such day is not a business day, the first business day immediately following), commencing on March 31, 1994 (each such date, a "Dividend Payment Date"). See Ex. A at P. 2(a). The Certificate further provides that accrued but unpaid dividends on the Exchangeable Preferred Stock are "fully cumulative" -- i.e., the Exchangeable Preferred Stock "shall be fully cumulative and shall accrue (whether or not declared), on a daily basis . . ." See Ex. A at
P. 2(a).

     22. Paragraph 2 of the Certificate, including without limitation clause
(ii) of the Dividend Calculation Provision, makes self-evident that accrued and unpaid dividends, which cumulate, compound at the then applicable Dividend Rate. The amount of accrued and unpaid dividends payable for any Dividend Period, therefore, includes "simple" dividends at the then applicable Dividend Rate on $2.14 plus compounded dividends at the then applicable Dividend Rate on all accrued and unpaid dividends; any such amount not paid in cash on the applicable Dividend Payment Date represents the cumulative accrued and unpaid amount as of such Dividend Payment Date.

     23. In accordance with the Certificate, rather than pay the preferred dividends in cash or have them accrue, Archon was permitted on any or all of the first six Dividend Payment Dates to pay dividends on the Exchangeable Preferred Stock in the form of additional shares of Exchangeable Preferred Stock at the rate per annum of 0.08 additional shares of Exchangeable Preferred Stock for each share of Exchangeable Preferred Stock. On the first six Dividend Payment Dates, Archon elected to make such "payment in kind" dividend payments in lieu of cash dividends or accruing dividends.

     24. Archon has never paid a cash dividend with respect to the Exchangeable Preferred Stock. Subsequent to the sixth Dividend Payment Date and through the date of this Complaint, Archon has chosen to accrue cumulative dividends at the then applicable Dividend Rate rather than pay the dividends in cash. Ex. A at P. 2(a).

     25. The Dividend Rate was initially set as 8% per annum and increased, per the Certificate, to the maximum of 16% per annum for the March 2004 Dividend Payment Date.

                              The Redemption Price

     26. Pursuant to the Certificate, the shares of the Exchangeable Preferred Stock may be redeemed at any time or from time to time, in whole or in part, at the election of Archon, upon notice and by resolution of Archon's Board of Directors (the "Board"). See Ex. A at

P. 3(a). In the event of an optional redemption, holders of Exchangeable Preferred Stock "shall be entitled to receive . . . an amount per share equal" to a measurement identified in the Certificate as the "Liquidation Preference". Ex. A at P. 3(a). The "Liquidation Preference", in turn, is defined in the Certificate to be equal to "the sum of (i) $2.14, plus (ii) an amount equal to all accrued and unpaid dividends for the then current Dividend Period, through the date of liquidation, dissolution or winding up, plus all prior Dividend Periods, whether or not declared[.]" Ex. A at P. 7.

     27. The Liquidation Preference per the Certificate is therefore calculated by multiplying the then applicable Dividend Rate for each Dividend Period by the sum of (a) $2.14 and (b) the aggregate amount of the accrued and unpaid dividends calculated on a compound basis for such Dividend Period.

                Calculation of Fully Compounded Redemption Price

     28. Because Archon has never paid any cash dividends with respect to the Exchangeable Preferred Stock, all dividends subsequent to the sixth Dividend Payment Date have accrued and compounded at the then applicable Dividend Rate in accordance with the Certificate.

     29. As of the date of this Complaint, when accrued and unpaid dividends with respect to each share of Exchangeable Preferred Stock are compounded and calculated in accordance with the terms of the Certificate, the Liquidation Preference equals $8.69 per share (the "Fully Compounded Redemption Price").

        The Proposed Redemption Price is in Violation of the Certificate

     30. On July 31, 2007, Archon issued a Notice of Redemption and related Letter of Transmittal to the holders of outstanding shares of Exchangeable Preferred Stock announcing its intent to "redeem all of the outstanding shares of the [Exchangeable] Preferred Stock issued and outstanding as of the close of business on August 31, 2007" (the "Notice"). The Notice states that issued and outstanding shares of the Exchangeable Preferred Stock will be redeemed at "the redemption price of $5.241 per share" (the "Proposed Redemption Price").

     31. The Notice also states that, upon redemption, the Exchangeable Preferred Stock will "be delisted from further trading."

     32. Archon's calculation of the Proposed Redemption Price applies the per annum rate to the amount $2.l4 but does not apply it to the "amount equal to all accrued and unpaid dividends."

     33. As set forth above, the Certificate expressly provides that the Liquidation Preference is calculated by applying the per annum rate to the "sum of (i) $2.14, plus (ii) an amount equal to all accrued and unpaid dividends for the then current Dividend Period, through the date of liquidation, dissolution or winding up, plus all prior Dividend Periods, whether or not declared[.]" Ex. A at P. 7. (emphasis added).

     34. Archon's calculation of accrued and unpaid dividends as of the record date of the proposed optional redemption ignores clause (ii) of the Dividend Calculation Provision and is therefore calculated in a manner contrary with the express terms of the Certificate.

 Effective Difference between the Fully Compounded Redemption Price and Proposed
                                Redemption Price

     35. The difference between the Fully Compounded Redemption Price and Archon's Proposed Redemption Price is $3.45 per share of Exchangeable Preferred Stock.

     36. Per the terms of the Certificate, and applying the Fully Compounded Redemption Price, Plaintiffs' aggregate ownership of the Exchangeable Preferred Stock is valued as $18,229,978.

     37. Archon's improper Proposed Redemption Price is calculated in a manner contrary to the Certificate and incorrectly values Plaintiffs' aggregate ownership of the Exchangeable Preferred Stock as $10,994,627.

     38. The difference between the proper valuation of Plaintiffs' aggregate ownership of Exchangeable Preferred Stock and Archon's improper valuation of Plaintffs' aggregate ownership of Exchangeable Preferred Stock is $7,235,351.

     39. By effectuating the proposed optional redemption, Paul Lowden (the Chairman and CEO of Archon), as a holder of approximately 75% of the shares of Archon's common stock and approximately 18% of the shares of Exchangeable Preferred Stock, stands to receive a net benefit of approximately $8.7 million.

     40. Archon has previously attempted to undervalue the Exchangeable Preferred Shareholders' interests by disclosing redemption prices for the Exchangeable Preferred Stock in its public filings without properly compounding accrued and unpaid dividends pursuant to the Certificate.

     41. Prior to filing this complaint, representatives of certain Plaintiffs, including, Magten and Mercury, notified Archon that its previously stated redemption prices failed to compound accrued and unpaid dividends. Archon has, however, refused to acknowledge the proper dividend calculation under the Certificate.

                               BREACH OF CONTRACT
                               ------------------
                                    (COUNT I)
                                    ---------

     42. Plaintiffs reallege and incorporate by reference paragraphs 1-41 as set forth above.

     43. The Certificate is a valid agreement.

     44. The Certificate governs the Exchangeable Preferred Stock.

     45. The calculation of dividends of the Exchangeable Preferred Stock is governed by Paragraph 2(a) of the Certificate.

     46. Plaintiffs have fully performed under the terms of the Certificate.

     47. Plaintiffs purchased the Exchangeable Preferred Stock for valuable consideration.

     48. In exchange for the consideration, Archon agreed to be bound by all terms of the Certificate, including the calculation of dividends contained in the Certificate.

     49. Archon's calculation of the redemption price does not take into account the compounding of unpaid and accrued dividends as required by the terms of the \Certificate.

     50. Although not required to do so, Plaintiffs have notified Archon of its breach of the Certificate.

     51. Archon has been non-responsive to inquiries from certain of the Plaintiffs and has failed to acknowledge the validity of the dispute regarding the calculation of the Liquidation Preference.

     52. Archon's calculation of the Proposed Redemption Price without compounding dividends amounts to an unauthorized and unilateral amendment to the Certificate that materially and adversely affects the rights of the Plaintiffs as holders of the Exchangeable Preferred Stock and was done without the required approval of two-thirds of the Exchangeable Preferred Stock holders as set forth in the Certificate.

     53. Archon is in breach of the Certificate and is liable to Plaintiffs for any and all damages arising from the failure to compound dividends, its unauthorized unilateral amendment to the Certificate and for Plaintiffs' attorneys' fees, expenses and costs incurred in enforcing Plaintiffs' rights under the Certificate.

                    CLAIM FOR ANTICIPATORY BREACH OF CONTRACT
                    -----------------------------------------
                                   (COUNT II)
                                   ----------

     54. Plaintiffs reallege and incorporate by reference paragraphs 1-53 as set forth above.

     55. As set forth above, Archon's Notice announced its intent to redeem all of the outstanding shares of the Exchangeable Preferred Stock issued and outstanding as of the close of business on August 31, 2007 at the proposed redemption price of $5.241 per share.

     56. As set forth above, Archon's calculation of the proposed redemption price contained in the Notice does not take into account the compounding of unpaid and accrued dividends as required by the terms of the Certificate.

     57. Archon's Notice announcing the proposed redemption price of $5.241 per share of Exchangeable Preferred Stock is a clear, positive and unequivocal repudiation of its duties under the terms of the Certificate.

     58. Archon's issuance of the Notice with the proposed redemption price is an anticipatory repudiation and material breach of the Certificate and Archon is liable to Plaintiffs for any and all damages arising from the failure to discharge its duties under the Certificate and for Plaintiffs' attorneys' fees, expenses and costs incurred in enforcing Plaintiffs' rights under the Certificate.

                          CLAIM FOR DECLARATORY RELIEF
                          ----------------------------
                         PURSUANT TO 28 U.S.C. ss. 2201
                         ------------------------------
                                   (COUNT III)
                                   -----------

59. Plaintiffs reallege and incorporate by reference paragraphs 1-58 as set forth above.

     60. An actual controversy has arisen and now exists between Plaintiffs and Archon concerning the calculation of dividends and Liquidation Preference of the Exchangeable Preferred Stock, which is governed by Paragraph 2(a) of the Certificate.

     61. The parties are unable to agree upon the proper methodology for calculating accrued and unpaid cash dividends and the Liquidation Preference under that Paragraph 2 of the Certificate.

     62. Plaintiffs claim that dividends on the Exchangeable Preferred Stock accumulate at a compounded rate, while Archon has determined to calculate the accrued dividends without compounding.

     63. Plaintiffs are holders of Exchangeable Preferred Stock whose interests are damaged by Archon's calculation, which undervalues Plaintiffs' Exchangeable Preferred Stock.

     64. The difference of $7,235,351 between the proper valuation of Plaintiffs' aggregate ownership of Exchangeable Preferred Stock and Archon's improper valuation of Plaintiffs' aggregate ownership of Exchangeable Preferred Stock, is substantial.

     65. The Certificate contains no mechanism for dispute resolution or form of relief for breach thereof.

     66. Per the Notice, the proposed optional redemption will take place on August 31, 2007.

     67. A judicial declaration is therefore necessary and appropriate.

     68. Accordingly, Plaintiffs seek a declaratory judgment from this Court:
(a) establishing that the proper calculation of dividends under the Certificate involves a compounded rate; and (b) providing for Plaintiffs' attorneys' fees, expenses and costs incurred in obtaining this declaration.

                                PRAYER FOR RELIEF
                                -----------------

     WHEREFORE, Plaintiffs respectfully request this Court enter an Order: (a) finding Archon has breached its obligations under the Certificate and awarding Plaintiffs full compensation of any and all available damages suffered by Plaintiffs as a result of Archon's breach of the Certificate; (b) finding that Archon's issuance of the Notice with the improper redemption price is anticipatory breach of a material term of the Certificate and awarding Plaintiffs full compensation of any and all available damages suffered as a result of Archon's anticipatory breach of the Certificate; (c) declaring that if Archon elects to redeem the Exchangeable Preferred Stock, the dividends be properly calculated and compounded per the terms of the Certificate in an amount no less than $7,235,351 up through and including the date of final judgment; (d) an order calling for Archon to reimburse Plaintiffs' attorneys' fees, expenses and costs incurred in enforcing Plaintiffs rights; and (e) such other and further relief as the Court may deem appropriate.

                              DEMAND FOR JURY TRIAL
                              ---------------------

     Pursuant to Rule 38(b) of the Federal Rules of Civil Procedure, Plaintiffs hereby demand a trial by jury of all triable issues as of right by jury in the above action.

     DATED this 27th day of August, 2007.

                                   By:/s/ Richard J. Pocker
                                      ------------------------------------------
                                      Richard J. Pocker, NV Bar No. 3568
                                      BOIES, SCHILLER & FLEXNER LLP
                                      300 South Fourth Street
                                      Suite 800
                                      Las Vegas, NV 89101
                                      Telephone: (702) 382-7300
                                      Fax:  (702) 382-2755

                                      Jonathan D. Schiller, DC Bar No. 185496
                                      Jonathan Sherman, DC Bar No. 468539
                                      Jack A. Simms, DC Bar. No. 501921
                                      BOIES, SCHILLER & FLEXNER LLP
                                      5301 Wisconsin Avenue, NW
                                      Washington, D.C. 20015
                                      Telephone:  (202) 237-2727
                                      Fax: (202) 237-6131

                                      Attorneys for Plaintiffs